Exhibit 12.1

Penn Virginia Corporation and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,										Nine Months Ended September 30, 2007
	2002		2003		2004		2005		2006
Earnings
Pre-tax income *	$29,705		$55,987		$72,779		$130,918		$167,080		$97,989
Fixed charges	4,068		8,379		11,067		20,755		31,313		32,686

Total earnings	$33,773		$64,366		$83,846		$151,673		$198,393		$130,675

Fixed Charges
Interest expense **	$3,125		$7,352		$9,679		$18,815		$27,984		29,174
Rental interest factor	943		1,027		1,388		1,940		3,329		3,512

Total fixed charges	$4,068		$8,379		$11,067		$20,755		$31,313		$32,686

Ratio of earnings to fixed charges	8.3	x	7.7	x	7.6	x	7.3	x	6.3	x	4.0	x

*	Excludes equity earnings from investees and includes capitalized interest.

**	Includes capitalized interest.